                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             3TEC ENERGY CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    88575R308
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 AUGUST 27, 2001
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88575R308              SCHEDULE 13D/A

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            W/E ENERGY COMPANY L.L.C.

------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                  (a) [ ]
                                                                                                           (b) [ ]

------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                           OO (SEE ITEM 3)

------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                      [ ]

------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                        W/E ENERGY COMPANY L.L.C.
                                                                  ("W/E ENERGY") IS A LIMITED
                                                                  LIABILITY COMPANY ORGANIZED UNDER
                                                                  THE LAWS OF THE STATE OF DELAWARE
------------------------------------------------------------------------------------------------------------------

                                   (7)      Sole Voting Power                                             3,064,605
      Number of                    --------------------------------------------------------------------------------
      Shares Bene-
      ficially                     (8)      Shared Voting Power                                                   0
      Owned by                     --------------------------------------------------------------------------------
      Each
      Reporting                    (9)      Sole Dispositive Power                                        3,064,605
      Person With                  --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                                          3,064,605
-------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                      [ ]

-------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)                                                   18.3%(1)

------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                                OO

------------------------------------------------------------------------------------------------------------------

         (1) Based on 15,903,992 shares of Common Stock issued and outstanding on October 12, 2001.

CUSIP NO. 88575R308              SCHEDULE 13D/A

(1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            ENCAP INVESTMENTS L.L.C.
-------------------------------------------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)                                   (a) [ ]
                                                                                                            (b) [ ]
-------------------------------------------------------------------------------------------------------------------

(3)   SEC Use Only

------------------------------------------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                                                           OO (SEE ITEM 3)

------------------------------------------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                      [ ]

------------------------------------------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization                        ENCAP INVESTMENTS L.L.C. ("ENCAP INVESTMENTS")
                                                                  IS A LIMITED LIABILITY COMPANY ORGANIZED UNDER
                                                                  THE LAWS OF THE STATE OF DELAWARE
------------------------------------------------------------------------------------------------------------------

                                   (7)      Sole Voting Power                                                    0
      Number of                    -------------------------------------------------------------------------------
      Shares Bene-
      ficially                     (8)      Shared Voting Power                                       4,453,750(1)
      Owned by                     -------------------------------------------------------------------------------
      Each
      Reporting                    (9)      Sole Dispositive Power                                               0
      Person With                  --------------------------------------------------------------------------------

                                   (10)     Shared Dispositive Power                                  4,453,750(1)
------------------------------------------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                                      4,453,750(2)
------------------------------------------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                     [ ]

------------------------------------------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                                                                                                          25.6%(3)
------------------------------------------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                                                               OO
------------------------------------------------------------------------------------------------------------------

        (1) EnCap Investments may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by W/E Energy and the EnCap Entities (as defined in Item 2). See Items 2 and 5.
        (2) EnCap Investments disclaims any beneficial ownership of the shares owned by W/E Energy and by the EnCap Entities.
        (3) Based on 15,903,992 shares of Common Stock issued and outstanding on October 12, 2001.

ITEM 1.  SECURITY AND ISSUER.

         No modification.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and restated in its entirety as follows:

(a) - (c)

         W/E Energy Company L.L.C. (formerly 3TEC Energy Company L.L.C.) ("W/E Energy") is a Delaware limited liability company with its principal executive offices located at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of W/E Energy is engaging in oil and gas investments. Current information concerning the controlling person and the officers and managers of W/E Energy is set forth on Schedule I hereto. The controlling person of W/E Energy is EnCap Investments L.L.C., a Delaware limited liability company ("EnCap Investments").

         EnCap Investments is a Delaware limited liability company with its principal executive offices at 1100 Louisiana Street, Suite 3150, Houston, Texas 77002. The principal business of EnCap Investments is engaging in oil and gas investments. EnCap Investments is the general partner or controlling person of EnCap Energy Capital Fund III, L.P., a Texas limited partnership, EnCap Energy Acquisition III-B, Inc., a Texas corporation, ECIC Corporation, a Texas corporation, and BOCP Energy Partners, L.P., a Texas limited partnership (collectively, the "EnCap Entities"). Current information concerning the sole member and managing directors of EnCap Investments is set forth on Schedule I hereto. The sole member of EnCap Investments is El Paso Merchant Energy North America Company, a Delaware corporation ("El Paso Merchant Energy").

         El Paso Merchant Energy is a Delaware corporation with its principal executive offices at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Merchant Energy is natural gas gathering and processing and intrastate gas transmission. Current information concerning the controlling person and executive officers and directors of El Paso Merchant Energy is set forth on Schedule I hereto. The controlling person of El Paso Merchant Energy is El Paso Corporation, a Delaware corporation ("El Paso Corporation").

         El Paso Corporation is a Delaware corporation with its principal executive offices located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of El Paso Corporation is serving as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Current information concerning the executive officers and directors of El Paso Corporation is set forth on Schedule I hereto.

(d)-(f)  See Schedule I.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The following is added to Item 3:

TERMINATION OF SHAREHOLDERS AGREEMENT

         On April 30, 2001, an Agreement to Terminate Shareholders' Agreement was executed by and among 3TEC Energy Corporation, W/E Energy Company L.L.C., ECIC Corporation, EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., and Kaiser-Francis Oil Company (the "Termination Agreement"). The Termination Agreement terminated the Shareholders Agreement and all amendments thereto.

CONVERSION OF SUBORDINATED CONVERTIBLE PROMISSORY NOTE

         On July 27, 2001, the Issuer notified W/E Energy of its desire to repay the Note. In response, W/E Energy notified the Issuer of its desire to convert the Note and the interest accrued on the Note. On August 27, 2001, W/E Energy converted the entire $10,700,000 principal amount of the Note plus $155,150 in accrued interest into 1,206,127 shares of Common Stock. Upon conversion of such Note, all warrants held by W/E Energy became immediately exercisable.

SECURITIES DISTRIBUTED TO FLOYD C. WILSON

         On August 6, 2001, an agreement was reached by W/E Energy to allow Floyd C. Wilson to put his ownership of W/E Energy for securities of the Issuer. As a result, (i) on August 27, 2001, W/E Energy distributed to Floyd C. Wilson 200,000 shares of Common Stock and 297,089 shares of Common Stock derived from conversion of the Note, and (ii) on September 28, 2001, W/E Energy distributed to Floyd C. Wilson 94,521 shares of Common Stock and Warrants to purchase 290,014 shares of Common Stock, which are immediately exercisable at $3.00 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended and restated in its entirety as follows:

         The reporting persons intend to monitor and evaluate their investment in the Issuer in light of pertinent factors, including oil and gas prices, market conditions, the Issuer's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry, and general economic conditions. W/E Energy and the EnCap Entities may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain their current investments, or dispose of some or all of the Common Stock.

         Except as set forth above, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) The following table describes the number of shares of Common Stock, including shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by each of the reporting persons and the EnCap Entities. All percentages are based on 15,903,992 shares of Common Stock issued and outstanding on October 12, 2001.

                                            COMMON STOCK         DERIVATIVE SECURITIES              TOTAL
                                     -------------------------- -------------------------- --------------------------
               NAME                       SOLE       SHARED         SOLE        SHARED       NUMBER         %(1)
----------------------------------   ------------ ------------- ------------ ------------- ------------ -------------
W/E Energy Company L.L.C.               2,187,952          --     876,653(2)          --      3,064,605      18.3%
EnCap Investments L.L.C.                       --   2,980,635            --    1,473,115(3)   4,453,750      25.6%
EnCap Energy Capital Fund III, L.P.       336,724          --     253,371(3)          --        590,095      3.65%
EnCap Energy Acquisition III-B, Inc.      254,665          --     191,625(3)          --        446,290      2.77%
ECIC Corporation                          118,902          --      89,469(3)          --        208,371      1.30%
BOCP Energy Partners, L.P.                 82,392          --      61,997(3)          --        144,389      0.90%

--------------

(1) In accordance with SEC regulations under Section 13(d) of the Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities (on an as converted basis) owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities (on an as converted basis) owned by such stockholder.

(2) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing.

(3) Represents warrants to purchase Common Stock which are exercisable within 60 days of this filing, and shares of Common Stock issuable upon conversion of the Issuer's Series D Convertible Preferred Stock.

         (b) W/E Energy. W/E Energy has the sole power to vote and to dispose or direct the disposition of 3,064,605 shares of Common Stock.

         EnCap Investments. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 3,064,605 shares of Common Stock owned by W/E Energy (by virtue of being the controlling person of W/E Energy) and 1,389,145 shares collectively owned by the EnCap Entities (by virtue of being the general partner or controlling person of each such entity). EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by W/E Energy and by the EnCap Entities.

         El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of the shares of Common Stock deemed to be owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned by W/E Energy and by the EnCap Entities.

         Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

         (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

         (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

         (e) Each of EnCap Energy Capital Fund III, L.P., EnCap Energy Acquisition III-B, Inc., and EnCap Energy Capital Fund III-B, L.P. ceased to be the owner of more than five percent (5%) of the shares of Common Stock on June 30, 2000 when the Issuer sold 8,050,000 shares of Common Stock pursuant to an S-2 Registration Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         No modification.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following is added to Item 7:

Exhibit 10.8  -   Agreement to Terminate Shareholders' Agreement dated April 30, 2001 among 3TEC Energy
                  Corporation, W/E Energy Company L.L.C., ECIC Corporation, EnCap Energy Capital Fund III, L.P.,
                  EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., and Kaiser-Francis Oil
                  Company.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 23, 2001                W/E ENERGY COMPANY L.L.C.


                                            By: /S/ D. MARTIN PHILLIPS
                                                --------------------------------
                                                D. Martin Phillips
                                                Manager


Date:  October 23, 2001                ENCAP INVESTMENTS L.L.C.


                                            By: /S/  D. MARTIN PHILLIPS
                                                --------------------------------
                                                D. Martin Phillips
                                                Managing Director

                                    EXHIBIT 1

                                    AGREEMENT

         The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D/A, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date:  October 23, 2001                     W/E ENERGY COMPANY L.L.C.


                                            By: /S/ D. MARTIN PHILLIPS
                                                --------------------------------
                                                D. Martin Phillips
                                                Manager


Date:  October 23, 2001                     ENCAP INVESTMENTS L.L.C.


                                            By: /S/  D. MARTIN PHILLIPS
                                                --------------------------------
                                                D. Martin Phillips
                                                Managing Director

SCHEDULE I
                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the managers and officers of W/E Energy Company L.L.C., (ii) the managing directors of EnCap Investments,
(iii) the directors and executive officers of El Paso Merchant Energy, and (iv) the directors and executive officers of El Paso Corporation are set forth below:

                                                                                    Name, Principal Business
                                                                                   Address of Organization in
            Name and                  Capacity in             Principal           which Principal Occupation is
        Business Address             Which Serves            Occupation                     Conducted
        ----------------             ------------            ----------                     ---------
(i) W/E Energy Company L.L.C.

David B. Miller                         Manager         Managing Director of          EnCap Investments L.L.C.
3811 Turtle Creek Blvd.                                   EnCap Investments           3811 Turtle Creek Blvd.
Dallas, Texas 75219                                                                     Dallas, Texas 75219

D. Martin Phillips                      Manager         Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150                                EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                                                                   Houston, Texas 77002

                                                                                      Name, Principal Business
                                                                                     Address of Organization in
           Name and                  Capacity in              Principal             which Principal Occupation is
       Business Address             Which Serves             Occupation                       Conducted
       ----------------             ------------             ----------                       ---------
(ii) EnCap Investments L.L.C.

David B. Miller                   Managing Director     Managing Director of          EnCap Investments L.L.C.
3811 Turtle Creek Blvd.               of EnCap            EnCap Investments           3811 Turtle Creek Blvd.
Dallas, Texas 75219                  Investments                                        Dallas, Texas 75219

D. Martin Phillips                Managing Director     Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150            of EnCap            EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                Investments                                        Houston, Texas 77002

Robert L. Zorich                  Managing Director     Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150            of EnCap            EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                Investments                                        Houston, Texas 77002

                                                                                      Name, Principal Business
                                                                                     Address of Organization in
           Name and                  Capacity in              Principal             which Principal Occupation is
       Business Address             Which Serves             Occupation                       Conducted
       ----------------             ------------             ----------                       ---------
Gary R. Petersen                  Managing Director     Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150            of EnCap            EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas  77002                Investments                                        Houston, Texas 77002

                                                                                      Name, Principal Business
                                                                                     Address of Organization in
           Name and                  Capacity in              Principal             which Principal Occupation is
       Business Address             Which Serves             Occupation                       Conducted
       ----------------             ------------             ----------                       ---------
(iii) El Paso Merchant Energy
North America Company

Clark C. Smith                      President and        President, El Paso           El Paso Merchant Energy
1001 Louisiana Street                 Director             Merchant Energy             North America Company
Houston, Texas  77002                                                                  1001 Louisiana Street

John B. Holmes, Jr.                Chief Operating    Chief Operating Officer,        El Paso Merchant Energy
1001 Louisiana Street                  Officer                 El Paso                 North America Company
Houston, Texas  77002                                      Merchant Energy             1001 Louisiana Street
                                                                                        Houston, Texas 77002

Timothy D. Bourn                 Vice President and      Vice President and           El Paso Merchant Energy
1001 Louisiana Street              Senior Managing         Senior Managing             North America Company
Houston, Texas  77002                 Director            Director, El Paso            1001 Louisiana Street
                                                           Merchant Energy              Houston, Texas 77002

Larry W. Kellerman               Vice President and      Vice President and           El Paso Merchant Energy
1001 Louisiana Street              Senior Managing         Senior Managing             North America Company
Houston, Texas  77002                 Director            Director, El Paso            1001 Louisiana Street
                                                           Merchant Energy              Houston, Texas 77002

John L. Harrison                     Senior Vice        Senior Vice President         El Paso Merchant Energy
1001 Louisiana Street               President and        and Chief Financial           North America Company
Houston, Texas  77002              Chief Financial        Officer, El Paso             1001 Louisiana Street
                                       Officer             Merchant Energy              Houston, Texas 77002

W. C. Mack                           Senior Vice       Senior Vice President,         El Paso Merchant Energy
1001 Louisiana Street                 President        El Paso Merchant Energy         North America Company
Houston, Texas  77002                                                                  1001 Louisiana Street
                                                                                        Houston, Texas 77002

                                                                                      Name, Principal Business
                                                                                     Address of Organization in
           Name and                  Capacity in              Principal             which Principal Occupation is
       Business Address             Which Serves             Occupation                       Conducted
       ----------------             ------------             ----------                       ---------
Grady M. Blakley                     Senior Vice       Senior Vice President,         El Paso Merchant Energy
1001 Louisiana Street                 President        El Paso Merchant Energy         North America Company
Houston, Texas  77002                                                                  1001 Louisiana Street
                                                                                        Houston, Texas 77002

Ralph Eads                            Director             Executive Vice               El Paso Corporation
1001 Louisiana Street                                    President, El Paso            1001 Louisiana Street
Houston, Texas  77002                                        Corporation                Houston, Texas 77002

                                                                                      Name, Principal Business
                                                                                     Address of Organization in
           Name and                  Capacity in              Principal             which Principal Occupation is
       Business Address             Which Serves             Occupation                       Conducted
       ----------------             ------------             ----------                       ---------

(iv) El Paso Corporation

William A. Wise                   Chairman of the       Director, Chairman of           El Paso Corporation
1001 Louisiana Street                  Board,                the Board,                1001 Louisiana Street
Houston, Texas  77002             President, Chief      President, and Chief           Houston, Texas  77002
                                      Executive               Executive
                                    Officer, and         Officer of El Paso
                                      Director              Corporation

H. Brent Austin                    Executive Vice          Executive Vice               El Paso Corporation
1001 Louisiana Street                President              President and              1001 Louisiana Street
Houston, Texas  77002                   and          Chief Financial Officer of        Houston, Texas 77002
                                  Chief Financial       El Paso Corporation
                                      Officer

Ralph Eads                         Executive Vice         Executive Vice                El Paso Corporation
1001 Louisiana Street                President             President of                1001 Louisiana Street
Houston, Texas  77002                                   El Paso Corporation            Houston, Texas 77002

Joel Richards III                  Executive Vice         Executive Vice                El Paso Corporation
1001 Louisiana Street                President           President, Human              1001 Louisiana Street
Houston, Texas  77002                                      Resources and               Houston, Texas 77002
                                                         Administration of
                                                        El Paso Corporation

William A. Smith                   Executive Vice    Executive Vice President,          El Paso Corporation
1001 Louisiana Street                President        Business Development of          1001 Louisiana Street
Houston, Texas  77002                                   El Paso Corporation            Houston, Texas 77002

                                                                                      Name, Principal Business
                                                                                     Address of Organization in
           Name and                  Capacity in              Principal             which Principal Occupation is
       Business Address             Which Serves             Occupation                       Conducted
       ----------------             ------------             ----------                       ---------
John W. Somerhalder II                President,         President, Pipeline            El Paso Corporation
1001 Louisiana Street              Pipeline Group             Group of                 1001 Louisiana Street
Houston, Texas  77002                                    El Paso Corporation            Houston, Texas 77002

Britton White Jr.                  Executive Vice     Executive Vice President          El Paso Corporation
1001 Louisiana Street                President                  and                    1001 Louisiana Street
Houston, Texas  77002                   and          General Counsel of El Paso         Houston, Texas 77002
                                   General Counsel           Corporation

Jeffrey I. Beason                   Senior Vice      Senior Vice President and          El Paso Corporation
1001 Louisiana Street              President and       Controller of El Paso           1001 Louisiana Street
Houston, Texas  77002                Controller             Corporation                 Houston, Texas 77002

C. Dana Rice                        Senior Vice      Senior Vice President and          El Paso Corporation
1001 Louisiana Street              President and        Treasurer of El Paso           1001 Louisiana Street
Houston, Texas  77002                Treasurer              Corporation                 Houston, Texas 77002

Patricia A. Shelton                  President              President of            El Paso Natural Gas Company
1001 Louisiana Street             Western Pipeline        Western Pipeline             1001 Louisiana Street
Houston, Texas  77002                 Division                Division                  Houston, Texas 77002

E. J. Holm                        Chief Executive     Chief Executive Officer       El Paso Natural Gas Company
1001 Louisiana Street                 Officer            Eastern Pipeline              1001 Louisiana Street
Houston, Texas  77002             Eastern Pipeline           Division                   Houston, Texas 77002
                                      Division

John D. Hushon                    Chief Executive         Chief Executive           El Paso Energy International
1001 Louisiana Street                 Officer,                Officer                        Company
Houston, Texas  77002              El Paso Europe          El Paso Europe               1001 Louisiana Street
                                                                                        Houston, Texas 77002

Greg C. Jenkins                     President of            President of           El Paso Global Networks Company
1001 Louisiana Street              El Paso Global          El Paso Global               1001 Louisiana Street
Houston, Texas  77002             Networks Company        Networks Company               Houston, Texas 77002

Robert G. Phillips                  President of            President of             El Paso Field Services, L.P.
1001 Louisiana Street              El Paso Field           El Paso Field                 1001 Louisiana Street
Houston, Texas  77002              Services, L.P.          Services, L.P.                 Houston, Texas 77002

James C. Yardley                President, Southern     President, Southern         Southern Natural Gas Company
1001 Louisiana Street           Natural Gas Company           Natural                   1001 Louisiana Street
Houston, Texas  77002                                       Gas Company                  Houston, Texas 77002

                                                                                         Name, Principal Business
                                                                                        Address of Organization in
           Name and                  Capacity in                 Principal             which Principal Occupation is
       Business Address             Which Serves                Occupation                       Conducted
       ----------------             ------------                ----------                       ---------
John B. Holmes, Jr.               Chief Operating       Chief Operating Officer of    El Paso Merchant Energy North
1001 Louisiana Street                 Officer             Merchant Energy Group              America Company
Houston, Texas  77002             Merchant Energy                                         1001 Louisiana Street
                                       Group                                              Houston, Texas 77002

Stephen C. Beasley                   President,          President, Tennessee Gas    Tennessee Gas Pipeline Company
1001 Louisiana Street              Tennessee Gas                 Pipeline                 1001 Louisiana Street
Houston, Texas  77002             Pipeline Company               Company                  Houston, Texas 77002

James J. Cleary                    President, ANR       President of ANR Pipeline         ANR Pipeline Company
1001 Louisiana Street                 Pipeline                   Company                  1001 Louisiana Street
Houston, Texas  77002                 Company                                             Houston, Texas 77002

Byron Kelly                      President, El Paso     President, El Paso Energy     El Paso Energy International
1001 Louisiana Street                  Energy             International Company                  Company
Houston, Texas  77002              International                                          1001 Louisiana Street
                                      Company                                             Houston, Texas 77002

Tom Wade                        President, Merchant     President, Merchant Energy   Coastal States Crude Gathering
1001 Louisiana Street             Energy Petroleum          Petroleum Markets                    Company
Houston, Texas  77002                 Markets                                             1001 Louisiana Street
                                                                                          Houston, Texas 77002

Rod Erskine                          President             President of El Paso        El Paso Production Company
1001 Louisiana Street            El Paso Production             Production                1001 Louisiana Street
Houston, Texas  77002                 Company                    Company                  Houston, Texas 77002

Byron Allumbaugh                      Director              Retiring Chairman              33 Ridgeline Drive
33 Ridgeline Drive                                        Ralphs Grocery Company         Newport Beach, CA 92660
Newport Beach, CA 92660

David A. Arledge                 Non-Executive Vice         Non-Executive Vice             El Paso Corporation
1001 Louisiana Street             Chairman of the                Chairman                 1001 Louisiana Street
Houston, Texas  77002                  Board             of the Board of El Paso          Houston, Texas 77002
                                                               Corporation

John M. Bissell                       Director           Chairman of the Board of             Bissell Inc.
2345 Walker Ave. N.W.                                          Bissell Inc.             2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                                                   Grand Rapids, MI 49501

                                                                                      Name, Principal Business
                                                                                     Address of Organization in
           Name and                  Capacity in              Principal             which Principal Occupation is
       Business Address             Which Serves             Occupation                       Conducted
       ----------------             ------------             ----------                       ---------
Juan Carlos Braniff                   Director             Vice Chairman                 Universidad 1200
Universidad 1200                                     Grupo Financiero Bancomer               Col. XOCO
Col. XOCO                                                                             Mexico, D.F.C.P. 03399
Mexico, D.F.C.P. 03339

James F. Gibbons                      Director         Professor at Stanford            Stanford University
Stafford University                                          University                Paul G. Allen Center
Paul G. Allen Center for                               School of Engineering          for Integrated Systems
Integrated Systems                                                                  Room 201 ( Mail Stop 4075)
Room 201 (M.S. 4075)                                                                    Stanford, CA 94305
Stanford, CA  94305

Anthony W. Hall, Jr.                  Director             City Attorney                  City of Houston
P. O. Box 1562                                         City of Houston, Texas             P. O. Box 1562
Houston, Texas  77025                                                                  Houston, Texas 77251j

Ronald L. Kuhn, Jr                    Director          Business Consultant             El Paso Corporation
1001 Louisiana Street                                                                  1001 Louisiana Street
Houston, Texas  77002                                                                  Houston, Texas 77002

J. Carleton MacNeil Jr.               Director         Securities Consultant    7070 Port Washington Road Suite 200
7070 Port Washington Road,                                                              Milwaukee, WI 53217
Suite 200
Milwaukee, WI  53217

Thomas R. McDade                      Director        Senior Partner, McDade,     McDade, Fogler, Maines, L.L.P.
Two Houston Center                                            Fogler,                   Two Houston Center
909 Fannin, Suite 1200                                     Maines, L.L.P.             909 Fannin, Suite 1200
Houston, TX  77010                                                                     Houston, Texas 77010

Malcolm Wallop                        Director           Chairman, Western        Frontiers of Freedom Foundation
Frontiers of Freedom Foundation                            Strategy Group         12011 Lee Jackson Memorial Hwy.
12011 Lee Jackson Memorial Hwy.                                                          Fairfax, VA 22033
Fairfax, VA  22033

Joe B. Wyatt                          Director          Chancellor Emeritus            Vanderbilt University
2525 West End Ave.,                                    Vanderbilt University            2525 West End Ave.,
Suite 1410                                                                                  Suite 1410
Nashville, TN  37203                                                                    Nashville, TN 37203

(d) Neither W/E Energy, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither W/E Energy, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the reporting person each of the individuals identified in this Schedule I is a citizen of the United States of America, with the exception of Juan Carlos Braniff, who is a citizen of Mexico.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                       DESCRIPTION
------                                       -----------

 10.8  -   Agreement to Terminate Shareholders' Agreement dated April 30, 2001 among 3TEC Energy
           Corporation, W/E Energy Company L.L.C., ECIC Corporation, EnCap Energy Capital Fund III, L.P.,
           EnCap Energy Acquisition III-B, Inc., BOCP Energy Partners, L.P., and Kaiser-Francis Oil
           Company.